UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 23, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MEDIA RELEASE:

Updated trading statement for the six-month period ending 31 December 2013 and date of release of September 2013 quarter operating update

Westonaria, 23 October 2013: Further to the operating and financial report released on Tuesday, 13 August 2013, shareholders are advised that a reasonable degree of certainty exists, in the ordinary course of business, that earnings per share ("EPS") and headline earnings per share ("HEPS") for the six months ending 31 December 2013 are expected to be at least 120 cents per share, based on 734.3 million ordinary shares, being the estimated weighted average number of ordinary shares in issue during the six months ending 31 December 2013. The trading statement is based on a gold price of R410,000/kg from 31 October 2013 until 31 December 2013. A further announcement will be released once a more definitive range can be given.

The financial information on which the trading statement has been based has not been reviewed or reported on by the Company's auditors.

Sibanye Gold will release an operating update for the quarter and nine months ended 30 September 2013 at **08:00 on Thursday, 31 October 2013** on SENS and on the Company website www.sibanyegold.co.za.

Management will also host conference calls at 10:00 CAT and 15:00 CAT, details below:

DIAL IN NUMBERS 10:00 (CAT), 09:00 (GMT)

Country	Toll Number	Toll-free Number
South Africa		0 800 200 648
United Kingdom		0 808 162 4061
Other countries	+27 11 535 3600	
Other countries (alt)	+27 10 201 6800	

DIAL IN NUMBERS 15:00 (CAT), 14:00 (GMT), 09:00 (EST)

Country	Toll Number	Toll-free Number
South Africa		0 800 200 648
United Kingdom		0 808 162 4061
Other countries	+27 11 535 3600	
Other countries (alt)	+27 10 201 6800	
USA		1 866 652 5200
USA	1 412 317 6060	

www.sibanyegold.co.za

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Zola Skweyiya* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410



Ask for Sibanye Gold call

The digital replay will be available after the call. Playback details are as follows:

Playback code: 26774/26781
South Africa   +27 11 305 2030
Other   +27 11 305 2030
United Kingdom   0 808 234 6771
USA   412 317 0088

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

Updated trading statement for the six-month period ending 31 December 2013 and date of release of September 2013 quarter operating update

Westonaria, 23 October 2013: Further to the operating and financial report released on Tuesday, 13 August 2013, shareholders are advised that a reasonable degree of certainty exists, in the ordinary course of business, that earnings per share ("EPS") and headline earnings per share ("HEPS") for the six months ending 31 December 2013 are expected to be at least 120 cents per share, based on 734.3 million ordinary shares, being the estimated weighted average number of ordinary shares in issue during the six months ending 31 December 2013. The trading statement is based on a gold price of R410,000/kg from 31 October 2013 until 31 December 2013. A further announcement will be released once a more definitive range can be given.

The financial information on which the trading statement has been based has not been reviewed or reported on by the Company's auditors.

Sibanye Gold will release an operating update for the quarter and nine months ended 30 September 2013 at **08:00 on Thursday, 31 October 2013** on SENS and on the Company website www.sibanyegold.co.za.

Management will also host conference calls at 10:00 CAT and 15:00 CAT, details below:

DIAL IN NUMBERS 10:00 (CAT), 09:00 (GMT)

Country	Toll Number	Toll-free Number
South Africa		0 800 200 648
United Kingdom		0 808 162 4061
Other countries	+27 11 535 3600	
Other countries (alt)	+27 10 201 6800	

DIAL IN NUMBERS 15:00 (CAT), 14:00 (GMT), 09:00 (EST)

Country	Toll Number	Toll-free Number
South Africa		0 800 200 648
United Kingdom		0 808 162 4061
Other countries	+27 11 535 3600	

```
Other countries (alt)    +27 10 201 6800
USA                                              1 866 652
5200
USA                      1 412 317 6060
```

Ask for Sibanye Gold call

The digital replay will be available after the call. Playback
details are as follows:

```
Playback code: 26774/26781
South Africa         +27 11 305 2030
Other                +27 11 305 2030
United Kingdom         0 808 234 6771
USA                    412 317 0088
```

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 23, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer